EXHIBIT 99.1

NXT Energy Solutions Announces First Quarter 2026 Results

CALGARY, AB, May 14, 2026 – NXT Energy Solutions Inc. (“NXT” or the “Company”) (TSX: SFD; OTCQB: NSFDF) today announced financial and operating results for the quarter ended March 31, 2026. Dollar amounts are in Canadian Dollars, unless otherwise identified.

With the appointment of Mr. Gerry Sheehan as CEO, NXT is embarking upon the third major stage in the company’s evolution.  The first was the development and demonstration of the efficacy of stress field detection, under inventor and former CEO George Liscicasz, resulting in patents in 47 countries.  The second was a critical stage of contract and revenue growth, under Mr. Bruce G. Wilcox.  The third, under Mr. Sheehan, will expand services, resources, geographies and clients for NXT.

Gerry Sheehan, CEO of NXT, commented, “NXT has entered 2026 on a sound commercial and financial footing.  On the commercial side we received the mobilization fee for the next African SFD® survey and on April 8, 2026, we announced a new contract in South Asia (the “South Asia SFD® Survey”) allowing us to significantly increase our geographic diversity.  We anticipate commencing the upcoming African SFD® Survey during Q2-26.

The key financial milestone achieved in Q1-26 was the final conversion of the remaining convertible debentures.  As a result, all the US$6,172,000 of convertible debentures previously issued have been converted into common shares, leaving NXT with $2.02 million of cash and $3.93 million of net working capital. In addition, $1.54 million of accounts receivable were collected after March 31, 2026.

Our revenue and profitability decreased significantly between Q1-26 and Q1-25 because of the different phases of the contracts we were engaged in each of the respective quarters.  During Q1-25, NXT was in the acquisition phase of the 2025 African SFD® survey, which involved active flight operations and triggers large-scale revenue recognition.  During Q1-26, the company was primarily engaged in the interpretation phase of the AL-Haj SFD® Survey in Pakistan.  During this phase, the focus shifted from survey acquisition to data analysis, resulting in much lower immediate revenue recognition.”

Key financial and operational highlights during the first quarter of 2026 are summarized below:

•	the Company completed data interpretation for the AL-Haj SFD® Survey;
•	the Company received US$346,500 for the mobilization fee for an upcoming SFD® survey in Africa;
•	100% of all outstanding convertible debentures were converted into common shares by January 5, 2026.
•	the Company recorded SFD®-related revenues of approximately $0.11 million for Q1-26, versus $12.46 million for Q1-25;
•	net loss for Q1-26 was $2.42 million including non-cash charges for stock-based compensation expenses (“SBCE”), amortization expenses and remeasurement gaintotaling approximately $0.81 million;
•	a net income of $7.68 million was recorded for Q1-25, including SBCE, amortization expenses and remeasurement loss, all totaling approximately $1.35 million;
•	net loss per share for Q1-26 was $0.02 per share (basic and diluted), versus a net income per share of $0.10 per share (basic) and $0.08 (diluted) in Q1-25;
•	net working capital was approximately $3.93 million at March 31, 2026;
•	cash and short-term investments as at March 31, 2026, were approximately $2.02 million;
•	cash flow used by operating activities was approximately $1.76 million during Q1-26, compared to $1.47 million provided by operating activities in Q1-25; and
•	general and administrative expenses increased by approximately $0.61 million (55%) in Q1-26 as compared to Q1-25.

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Subsequent to March 31, 2026:

•	the Company entered into a contract to provide an SFD® survey to an independent oil and gas exploration company in South Asia, the South Asia SFD® Survey;
•	the Company received a $1,541,220 payment on outstanding accounts receivable; and
•	the Company appointed Mr. Gerry Sheehan as Chief Executive Officer. Mr. Sheehan’s experience and relationships will add great value to NXT as the company scales up its survey activities in areas of substantial potential in a world demanding new sources of oil and gas.

Summary highlights of NXT's first quarter 2026 financial statements (with comparative figures to 2025) are noted below. All selected and referenced financial information noted below should be read in conjunction with the Company's March 31, 2026 unaudited condensed consolidated interim financial statements and the related Management's Discussion and Analysis (“MD&A”).

	Q1-26	Q1-25
Operating results:
SFD®-related revenues	$107,801	$12,464,071
SFD®-related costs, net	411,139	2,331,830
General & administrative expenses	1,717,190	1,108,367
Amortization	475,536	476,897
Interest, foreign exchange, remeasurement loss, and other expenses	(80,645)	862,459
Net income (loss)	(2,415,419)	7,684,518

Loss per common share:
Basic	$(0.02)	$0.10
Diluted	$(0.02)	$0.08
Common shares outstanding as at end of the period	119,461,425	79,455,385
Basic average of common shares outstanding	118,976,356	79,074,967
Diluted average of common shares outstanding	118,976,356	115,859,346

Cash provided by (used in):
Operating activities	(1,762,428)	$1,474,971
Financing activities	(161,546)	(147,223)
Investing activities	(68,435)	(245,133)
Effect of foreign rate changes on cash	19,371	4,347
Net cash inflow (outflow)	(1,973,038)	1,086,962
Cash and cash equivalents, beginning of the period	3,577,138	730,395
Cash and cash equivalents, end of the period	1,604,100	1,817,357
Total cash and short-term investments	2,021,578	2,033,186
Net working capital balance	3,925,348	612,458

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NXT's first quarter 2026 financial and operating results have been filed in Canada on SEDAR+ at www.sedarplus.ca, and will soon be available in the USA on EDGAR at www.sec.gov/edgar, as well as on NXT's website at www.nxtenergy.com.

About NXT Energy Solutions Inc.

NXT Energy Solutions Inc. is a Calgary-based technology company whose proprietary airborne SFD® survey system, applied in numerous basins around the world, uses the principles of quantum mechanics to infer stress anomalies of exploration interest. The method can be used both onshore and offshore to remotely identify areas conducive to fluid entrapment in order to recommend areas with commercial hydrocarbon and/or geothermal potential. The SFD® survey system enables our clients to focus their exploration decisions concerning land commitments, data acquisition expenditures and prospect prioritization on areas with the greatest potential. SFD® is environmentally friendly and unaffected by ground security issues or difficult terrain and is the registered trademark of NXT Energy Solutions Inc. NXT Energy Solutions Inc. provides its clients with an effective and reliable method to reduce time, costs, and risks related to exploration.

Contact Information

For investor and media inquiries please contact:

Michael Baker

Director, Business Development & Capital Markets

302, 3320 – 17th AVE SW

Calgary, AB, T3E 0B4

+1 403 206 0812

nxt_info@nxtenergy.com

www.nxtenergy.com

Forward-Looking Statements

Certain information provided in this press release may constitute forward-looking information within the meaning of applicable securities laws. Forward-looking information typically contains statements with words such as “anticipate”, “believe”, “estimate”, “will”, “expect”, “plan”, “schedule”, “intend”, “propose” or similar words suggesting future outcomes or an outlook. Forward-looking information in this press release includes, but is not limited to, Mr. Sheehan’s experience and relationships will expand services, resources, geographies and clients, and will advance NXT’s operations and financial progress, execution of the African SFD® Survey and execution of the South Asia SFD® Survey. Although the Company believes that the expectations and assumptions on which the forward-looking statements are based are reasonable, undue reliance should not be placed on the forward-looking statements because the Company can give no assurance that they will prove to be correct. Since forward-looking statements address future events and conditions, by their very nature they involve inherent risks and uncertainties. Actual results could differ materially from those currently anticipated due to several factors and risks. Additional risk factors facing the Company are described in its most recent Annual Information Form for the year ended December 31, 2025, and MD&A for the three months ended March 31, 2026, which have been filed.

Non-GAAP Measures

This news release contains disclosure respecting non-GAAP performance measures including net working capital which does not have a standardized meaning prescribed by US GAAP and may not be comparable to similar measures presented by other entities.  This measure is included to enhance the overall understanding of NXT’s ability to assess liquidity at a point in time.  Readers are urged to review the section entitled “Non-GAAP Measures” in NXT’s MD&A for the period ended March 31, 2026, which is available under NXT’s profile on SEDAR+ at www.sedarplus.ca, for a further discussion of such non-GAAP measures. The financial information accompanying this news release was prepared in accordance with US GAAP, unless otherwise noted.  The MD&A and the unaudited condensed consolidated interim financial statements and notes for the three months ended March 31, 2026, are available in the Investor Relations section of www.nxtenergy.com, or under NXT's SEDAR+ profile at www.sedarplus.ca.

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